                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)

                    Under the Securities Exchange Act of 1934

                           Peak International Limited
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    G69586108
            --------------------------------------------------------
                                 (CUSIP Number)

                               WS Capital, L.L.C.
                          300 Crescent Court, Suite 880
                               Dallas, Texas 75201
                                 (214) 756-6073
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 17, 2002
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              Please Send Copies of Notices and Communications to:

                             Taylor H. Wilson, Esq.
                              Haynes and Boone, LLP
                           901 Main Street, Suite 3100
                               Dallas, Texas 75202
                                 (214) 651-5615

                                  SCHEDULE 13D

-------------------                                                 ------------
CUSIP No. G69586108                                                 Page 2 of 18
-------------------                                                 ------------


  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           WS Capital, L.L.C.

--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
  3   SEC USE ONLY


--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS

           AF

--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                  [ ]

           N/A

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

           Texas

--------------------------------------------------------------------------------
                             7   SOLE VOTING POWER

         NUMBER OF                    804,700
          SHARES
                           -----------------------------------------------------
                             8   SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                     0

                           -----------------------------------------------------
           EACH              9   SOLE DISPOSITIVE POWER
        REPORTING
                                      804,700

          PERSON           -----------------------------------------------------
           WITH:             10  SHARED DISPOSITIVE POWER

                                      0

--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           804,700

--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

           N/A

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           6.7% (1)
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON

           HC

--------------------------------------------------------------------------------

(1) Based on a total of 12,090,634 shares of Common Stock outstanding on August 6, 2003, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003.

-------------------                                                 ------------
CUSIP No. G69586108                                                 Page 3 of 18
-------------------                                                 ------------


  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           WS Capital Management, L.P.

--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
  3   SEC USE ONLY


--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS

           AF

--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                  [ ]

           N/A

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

           Texas

--------------------------------------------------------------------------------
                             7   SOLE VOTING POWER

         NUMBER OF                    804,700
          SHARES
                           -----------------------------------------------------
                             8   SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                     0

                           -----------------------------------------------------
           EACH              9   SOLE DISPOSITIVE POWER
        REPORTING
                                      804,700

          PERSON           -----------------------------------------------------
           WITH:             10  SHARED DISPOSITIVE POWER

                                      0

--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           804,700

--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

           N/A

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           6.7% (1)
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON

           IA

--------------------------------------------------------------------------------

(1) Based on a total of 12,090,634 shares of Common Stock outstanding on August 6, 2003, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003.

-------------------                                                 ------------
CUSIP No. G69586108                                                 Page 4 of 18
-------------------                                                 ------------


  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Walker Smith Capital Master Fund

--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
  3   SEC USE ONLY


--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS

           AF

--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                  [ ]

           N/A

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

           Texas

--------------------------------------------------------------------------------
                             7   SOLE VOTING POWER

         NUMBER OF                    384,700
          SHARES
                           -----------------------------------------------------
                             8   SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                     0

                           -----------------------------------------------------
           EACH              9   SOLE DISPOSITIVE POWER
        REPORTING
                                      384,700

          PERSON           -----------------------------------------------------
           WITH:             10  SHARED DISPOSITIVE POWER

                                      0

--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           384,700

--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

           N/A

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           3.2% (1)
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON

           PN

--------------------------------------------------------------------------------

(1) Based on a total of 12,090,634 shares of Common Stock outstanding on August 6, 2003, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003.

-------------------                                                 ------------
CUSIP No. G69586108                                                 Page 5 of 18
-------------------                                                 ------------


  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Walker Smith International Fund, Ltd.

--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
  3   SEC USE ONLY


--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS

           AF

--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                  [ ]

           N/A

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

           British Virgin Islands

--------------------------------------------------------------------------------
                             7   SOLE VOTING POWER

         NUMBER OF                    420,000
          SHARES
                           -----------------------------------------------------
                             8   SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                     0

                           -----------------------------------------------------
           EACH              9   SOLE DISPOSITIVE POWER
        REPORTING
                                      420,000

          PERSON           -----------------------------------------------------
           WITH:             10  SHARED DISPOSITIVE POWER

                                      0

--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           420,000

--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

           N/A

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           3.5% (1)
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON

           CO

--------------------------------------------------------------------------------

(1) Based on a total of 12,090,634 shares of Common Stock outstanding on August 6, 2003, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003.

-------------------                                                 ------------
CUSIP No. G69586108                                                 Page 6 of 18
-------------------                                                 ------------


  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           WSV Management, L.L.C.

--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
  3   SEC USE ONLY


--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS

           AF

--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                  [ ]

           N/A

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

           Texas

--------------------------------------------------------------------------------
                             7   SOLE VOTING POWER

         NUMBER OF                    489,300
          SHARES
                           -----------------------------------------------------
                             8   SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                     0

                           -----------------------------------------------------
           EACH              9   SOLE DISPOSITIVE POWER
        REPORTING
                                      489,300

          PERSON           -----------------------------------------------------
           WITH:             10  SHARED DISPOSITIVE POWER

                                      0

--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           489,300

--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

           N/A

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           4.0% (1)
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON

           IA

--------------------------------------------------------------------------------

(1) Based on a total of 12,090,634 shares of Common Stock outstanding on August 6, 2003, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003.

-------------------                                                 ------------
CUSIP No. G69586108                                                 Page 7 of 18
-------------------                                                 ------------


  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           WS Ventures Management, L.P.

--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
  3   SEC USE ONLY


--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS

           AF

--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                  [ ]

           N/A

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

           Texas

--------------------------------------------------------------------------------
                             7   SOLE VOTING POWER

         NUMBER OF                    489,300
          SHARES
                           -----------------------------------------------------
                             8   SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                     0

                           -----------------------------------------------------
           EACH              9   SOLE DISPOSITIVE POWER
        REPORTING
                                      489,300

          PERSON           -----------------------------------------------------
           WITH:             10  SHARED DISPOSITIVE POWER

                                      0

--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           489,300

--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

           N/A

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           4.0% (1)
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON

           HC

--------------------------------------------------------------------------------

(1) Based on a total of 12,090,634 shares of Common Stock outstanding on August 6, 2003, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003.

-------------------                                                 ------------
CUSIP No. G69586108                                                 Page 8 of 18
-------------------                                                 ------------


  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           WS Opportunity Master Fund

--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
  3   SEC USE ONLY


--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS

           AF

--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                  [ ]

           N/A

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

           Texas

--------------------------------------------------------------------------------
                             7   SOLE VOTING POWER

         NUMBER OF                    340,400
          SHARES
                           -----------------------------------------------------
                             8   SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                     0

                           -----------------------------------------------------
           EACH              9   SOLE DISPOSITIVE POWER
        REPORTING
                                      340,400

          PERSON           -----------------------------------------------------
           WITH:             10  SHARED DISPOSITIVE POWER

                                      0

--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           340,400

--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

           N/A

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           2.8% (1)
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON

           PN

--------------------------------------------------------------------------------

(1) Based on a total of 12,090,634 shares of Common Stock outstanding on August 6, 2003, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003.

-------------------                                                 ------------
CUSIP No. G69586108                                                 Page 9 of 18
-------------------                                                 ------------


  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           WS Opportunity Fund International, Ltd.

--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
  3   SEC USE ONLY


--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS

           AF

--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                  [ ]

           N/A

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands

--------------------------------------------------------------------------------
                             7   SOLE VOTING POWER

         NUMBER OF                    148,900
          SHARES
                           -----------------------------------------------------
                             8   SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                     0

                           -----------------------------------------------------
           EACH              9   SOLE DISPOSITIVE POWER
        REPORTING
                                      148,900

          PERSON           -----------------------------------------------------
           WITH:             10  SHARED DISPOSITIVE POWER

                                      0

--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           148,900

--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

           N/A

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           1.2% (1)
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON

           CO

--------------------------------------------------------------------------------

(1) Based on a total of 12,090,634 shares of Common Stock outstanding on August 6, 2003, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003.

-------------------                                                -------------
CUSIP No. G69586108                                                Page 10 of 18
-------------------                                                -------------


  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Reid S. Walker

--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
  3   SEC USE ONLY


--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS

           AF

--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                  [ ]

           N/A

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America

--------------------------------------------------------------------------------
                             7   SOLE VOTING POWER

         NUMBER OF                    1,294,000
          SHARES
                           -----------------------------------------------------
                             8   SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                     0

                           -----------------------------------------------------
           EACH              9   SOLE DISPOSITIVE POWER
        REPORTING
                                      1,294,000

          PERSON           -----------------------------------------------------
           WITH:             10  SHARED DISPOSITIVE POWER

                                      0

--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,294,000

--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

           N/A

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           10.7% (1)
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON

           HC

--------------------------------------------------------------------------------

(1) Based on a total of 12,090,634 shares of Common Stock outstanding on August 6, 2003, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003.

-------------------                                                -------------
CUSIP No. G69586108                                                Page 11 of 18
-------------------                                                -------------


  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Patrick P. Walker

--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
  3   SEC USE ONLY


--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS

           AF

--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                  [ ]

           N/A

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America

--------------------------------------------------------------------------------
                             7   SOLE VOTING POWER

         NUMBER OF                    492,000
          SHARES
                           -----------------------------------------------------
                             8   SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                     0

                           -----------------------------------------------------
           EACH              9   SOLE DISPOSITIVE POWER
        REPORTING
                                      492,000

          PERSON           -----------------------------------------------------
           WITH:             10  SHARED DISPOSITIVE POWER

                                      0

--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           492,000

--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

           N/A

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           4.1% (1)
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON

           HC,OO

--------------------------------------------------------------------------------

(1) Based on a total of 12,090,634 shares of Common Stock outstanding on August 6, 2003, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003.

-------------------                                                -------------
CUSIP No. G69586108                                                Page 12 of 18
-------------------                                                -------------


  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           G. Stacy Smith

--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
  3   SEC USE ONLY


--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS

           AF

--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                  [ ]

           N/A

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America

--------------------------------------------------------------------------------
                             7   SOLE VOTING POWER

         NUMBER OF                    1,294,000
          SHARES
                           -----------------------------------------------------
                             8   SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                     0

                           -----------------------------------------------------
           EACH              9   SOLE DISPOSITIVE POWER
        REPORTING
                                      1,294,000

          PERSON           -----------------------------------------------------
           WITH:             10  SHARED DISPOSITIVE POWER

                                      0

--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,294,000

--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

           N/A

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           10.7% (1)
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON

           HC

--------------------------------------------------------------------------------

(1) Based on a total of 12,090,634 shares of Common Stock outstanding on August 6, 2003, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003.

         This Amendment No. 1 to Schedule 13D (this "Amendment") relates to the common stock, par value $0.01 per share ("Common Stock"), of Peak International Limited, a Bermuda corporation (the "Issuer"), and amends the Schedule 13D filed with the Securities and Exchange Commission on October 25, 2002. This Amendment is being filed on behalf of (i) Reid S. Walker and G. Stacy Smith, principals of WS Capital, L.L.C., a Texas limited liability company ("WS Capital"), and WSV Management, L.L.C., a Texas limited liability company ("WSV"), (ii) Patrick P. Walker, a principal of WSV, (iii) WS Capital, (iv) WSV, (v) WS Capital Management, L.P., a Texas limited partnership ("WS Capital Management"), (vi) WS Ventures Management, L.P., a Texas limited partnership ("WSVM"), (vii) Walker Smith Capital Master Fund, a Texas general partnership ("Walker Smith Capital"),
(viii) Walker Smith International Fund, Ltd., a British Virgin Islands exempted company ("Walker Smith International"), (ix) WS Opportunity Master Fund, a Texas general partnership ("WS Opportunity"), and (x) WS Opportunity Fund International, Ltd., a Cayman Islands exempted company ("WS Opportunity International").

         This Amendment relates to the shares of Common Stock of the Issuer purchased by (i) WS Capital for the account of (1) Walker Smith Capital, a general partnership of which Walker Smith Capital, L.P. and Walker Smith Capital
(QP), L.P., each a Texas limited partnership, are the partners, and (2) Walker Smith International, (ii) WSV for the account of (1) WS Opportunity, a general partnership of which WS Opportunity Fund, L.P. and WS Opportunity Fund (QP), L.P., each a Texas limited partnership, are the partners, and (2) WS Opportunity International, and (iii) Patrick P. Walker as trustee for (1) Walker Children Irrevocable Education Trust and (2) Walker Irrevocable Trust. WS Capital is the general partner of WS Capital Management. WS Capital Management is the investment manager and agent and attorney-in-fact for Walker Smith Capital and Walker Smith International. WSV is the general partner of WSVM. WSVM is the investment manager and agent and attorney-in-fact for WS Opportunity and WS Opportunity International.

         Each of the reporting persons hereby expressly disclaims membership in a "group" under Section 13(d) of the Securities Exchange Act of 1934 with respect to the shares of Common Stock of the Issuer reported herein, and this Amendment shall not be deemed to be an admission that any such reporting person is a member of such a group. Unless set forth below, all previous Items are unchanged.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 is hereby amended and restated in its entirety as follows:

         "(a) This statement is filed by: WS Capital, WS Capital Management, Walker Smith Capital, Walker Smith International, WSV, WSVM, WS Opportunity, WS Opportunity International, Reid S. Walker, Patrick P. Walker and G. Stacy Smith.

         (b) The business address of WS Capital, WS Capital Management, Walker Smith Capital, Walker Smith International, WSV, WSVM, WS Opportunity, WS Opportunity International, Reid S. Walker, Patrick P. Walker and G. Stacy Smith is 300 Crescent Court, Suite 880, Dallas, Texas 75201.

         (c) WS Capital, WS Capital Management, WSV and WSVM provide investment management services to investment vehicles and institutions. Walker Smith Capital, Walker Smith International, WS Opportunity and WS Opportunity International are investment funds. The principal occupation of Reid S. Walker, Patrick P. Walker and G. Stacy Smith is investment management.

         (d) None of WS Capital, WS Capital Management, Walker Smith Capital, Walker Smith International, WSV, WSVM, WS Opportunity, WS Opportunity International, Reid S. Walker, Patrick P.

Walker and G. Stacy Smith has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of WS Capital, WS Capital Management, Walker Smith Capital, Walker Smith International, WSV, WSVM, WS Opportunity, WS Opportunity International, Reid S. Walker, Patrick P. Walker and G. Stacy Smith has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) WS Capital and WSV are Texas limited liability companies. WS Capital Management and WSVM are Texas limited partnerships. Walker Smith Capital and WS Opportunity are Texas general partnerships. Walker Smith International is a British Virgin Islands exempted company, and WS Opportunity International is a Cayman Islands exempted company. Messrs. R. Walker, P. Walker and Smith are citizens of the United States of America."

ITEM 4.  PURPOSE OF THE TRANSACTION.

         Item 4 is hereby amended and restated in its entirety as follows:

         "WS Capital, WS Capital Management, Walker Smith Capital, Walker Smith International, WSV, WSVM, WS Opportunity, WS Opportunity International, Reid S. Walker, Patrick P. Walker and G. Stacy Smith acquired shares of Common Stock for portfolio investment purposes. WS Capital, WS Capital Management, Walker Smith Capital, Walker Smith International, WSV, WSVM, WS Opportunity, WS Opportunity International, Reid S. Walker, Patrick P. Walker and G. Stacy Smith expect to purchase additional shares of Common Stock of the Issuer and they further reserve the right to acquire, or dispose of, additional securities of the Issuer, in the ordinary course of business, to the extent deemed advisable in light of WS Capital's and WSV's general investment and trading policies, market conditions, the availability of shares of Common Stock or other factors. Messrs.
R. Walker, P. Walker and Smith hope to work with the Issuer's management and board of directors to identify and pursue opportunities to increase the value of the Common Stock, though the reporting persons have no present plans or proposals of such nature. Except as disclosed above, none of the reporting persons have any plans or proposals of the type described in (a) - (j) of Item 4."

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended and restated in its entirety as follows:

         "(a) Reid S. Walker and G. Stacy Smith are the beneficial owners of 1,294,000 shares of Common Stock (which is approximately 10.7% of the outstanding shares of Common Stock as of August 6, 2003, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003 (the "Form 10-Q")), including (i) 804,700 shares of Common Stock beneficially owned by WS Capital and WS Capital Management for the accounts of Walker Smith Capital and Walker Smith International and (ii) 489,300 shares of Common Stock beneficially owned by WSV and WSVM for the accounts of WS Opportunity and WS Opportunity International.

         Patrick P. Walker is the beneficial owner of 492,000 shares of Common Stock (which is approximately 4.1% of the outstanding shares of Common Stock as of August 6, 2003, as disclosed in the Form 10-Q), including (i) 489,300 shares of Common Stock beneficially owned by WSV and WSVM for the accounts of WS Opportunity and WS Opportunity International and (ii) 2,700 shares of Common Stock beneficially owned by Mr. Walker as trustee for two trusts.

         WS Capital and WS Capital Management are the beneficial owners of 804,700 shares of Common Stock (which is approximately 6.7% of the outstanding shares of Common Stock as of August 6, 2003, as disclosed in the Form 10-Q), including (i) 384,700 shares of Common Stock beneficially owned by Walker Smith Capital and (ii) 420,000 shares of Common Stock beneficially owned by Walker Smith International.

         WSV and WSVM are the beneficial owners of 489,300 shares of Common Stock (which is approximately 4.0% of the outstanding shares of Common Stock as of August 6, 2003, as disclosed in the Form 10-Q), including (i) 340,400 shares of Common Stock beneficially owned by WS Opportunity and (ii) 148,900 shares of Common Stock beneficially owned by WS Opportunity International.

         Walker Smith Capital is the beneficial owner of 384,700 shares of Common Stock (which is approximately 3.2% of the outstanding shares of Common Stock as of August 6, 2003, as disclosed in the Form 10-Q). Walker Smith International is the beneficial owner of 420,000 shares of Common Stock (which is approximately 3.5% of the outstanding shares of Common Stock as of August 6, 2003, as disclosed in the Form 10-Q). WS Opportunity is the beneficial owner of 340,400 shares of Common Stock (which is approximately 2.8% of the outstanding shares of Common Stock as of August 6, 2003, as disclosed in the Form 10-Q). WS Opportunity International is the beneficial owner of 148,900 shares of Common Stock (which is approximately 1.2% of the outstanding shares of Common Stock as of August 6, 2003, as disclosed in the Form 10-Q).

         (b)                                             SOLE            SHARED           SOLE            SHARED
                                                        VOTING           VOTING        DISPOSITIVE      DISPOSITIVE
                                                         POWER            POWER           POWER            POWER
                                                     ------------     ------------     ------------     ------------
         WS Capital, L.L.C.                               804,700                0          804,700                0
         WS Capital Management, L.P.                      804,700                0          804,700                0
         Walker Smith Capital Master Fund                 384,700                0          384,700                0
         Walker Smith International Fund, Ltd.            420,000                0          420,000                0
         WSV Management, L.L.C.                           489,300                0          489,300                0
         WS Ventures Management, L.P.                     489,300                0          489,300                0
         WS Opportunity Master Fund                       340,400                0          340,400                0
         WS Opportunity Fund International, Ltd.          148,900                0          148,900                0
         Reid S. Walker                                 1,294,000                0        1,294,000                0
         Patrick P. Walker                                492,000                0          492,000                0
         G. Stacy Smith                                 1,294,000                0        1,294,000                0

         (c) The reporting persons have not effected any transactions in the Common Stock within the past sixty days.

         (d)      Not applicable.

         (e)      Not applicable."

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         "Exhibit 1        Joint Filing Agreement, dated August 28, 2003,
                           entered into by and among WS Capital, L.L.C., WS
                           Capital Management, L.P., Walker Smith Capital Master
                           Fund, Walker Smith International Fund, Ltd., WSV
                           Management, L.L.C., WS Ventures Management, L.P., WS
                           Opportunity Master Fund, WS Opportunity Fund
                           International, Ltd., Reid S. Walker, G. Stacy Smith and Patrick P. Walker."

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 28, 2003

                                       WS CAPITAL, L.L.C.

                                       By:     /s/ Reid S. Walker
                                               --------------------------------
                                               Reid S. Walker, Member


                                       WS CAPITAL MANAGEMENT, L.P.

                                       By:     WS Capital, L.L.C., its
                                                     general partner

                                       By:     /s/ Reid S. Walker
                                               --------------------------------
                                               Reid S. Walker, Member


                                       WALKER SMITH CAPITAL MASTER FUND

                                       By:     WS Capital Management, L.P., its
                                               agent and attorney-in-fact

                                       By:     WS Capital, L.L.C., its general
                                               partner

                                       By:     /s/ Reid S. Walker
                                               --------------------------------
                                               Reid S. Walker, Member


                                       WALKER SMITH INTERNATIONAL FUND, LTD.

                                       By:     WS Capital Management, L.P., its
                                               agent and attorney-in-fact

                                       By:     WS Capital, L.L.C., its general
                                               partner

                                       By:     /s/ Reid S. Walker
                                               --------------------------------
                                               Reid S. Walker, Member

                                       WSV MANAGEMENT, L.L.C.

                                       By:     /s/ Reid S. Walker
                                               --------------------------------
                                               Reid S. Walker, Member


                                       WS VENTURES MANAGEMENT, L.P.

                                       By:     WSV Management, L.L.C., its
                                               general partner

                                       By:     /s/ Reid S. Walker
                                               --------------------------------
                                               Reid S. Walker, Member


                                       WS OPPORTUNITY MASTER FUND

                                       By:     WS Ventures Management, L.P.,
                                               its agent and attorney-in-fact

                                       By:     WSV Management, L.L.C., its
                                               general partner

                                       By:     /s/ Reid S. Walker
                                               --------------------------------
                                               Reid S. Walker, Member


                                       WS OPPORTUNITY FUND INTERNATIONAL, LTD.

                                       By:     WS Ventures Management, L.P.,
                                               its agent and attorney-in-fact

                                       By:     WSV Management, L.L.C., its
                                               general partner

                                       By:     /s/ Reid S. Walker
                                               --------------------------------
                                               Reid S. Walker, Member


                                       /s/ Reid S. Walker
                                       ----------------------------------------
                                       REID S. WALKER

                                       /s/ G. Stacy Smith
                                       ----------------------------------------
                                       G. STACY SMITH

                                       /s/ Patrick P. Walker
                                       ----------------------------------------
                                       PATRICK P. WALKER

                                    EXHIBITS


EXHIBIT
 NUMBER           DESCRIPTION
---------         -----------
Exhibit 1         Joint Filing Agreement, dated August 28, 2003, entered into by and among WS Capital, L.L.C., WS Capital Management, L.P.,
                  Walker Smith Capital Master Fund, Walker Smith International
                  Fund, Ltd., WSV Management, L.L.C., WS Ventures Management,
                  L.P., WS Opportunity Master Fund, WS Opportunity Fund
                  International, Ltd., Reid S. Walker, G. Stacy Smith and
                  Patrick P. Walker.